Exhibit 99.2

VANC Pharmaceuticals Inc. Suite 1128 - 789 West Pender Street Vancouver, BC, V6C 1H2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 22, 2016

NOTICE IS HEREBY GIVEN that the Annual General and Special meeting (the “Meeting”) of VANC Pharmaceuticals Inc. (the “Company” or “VANC”) will be held at 3rd  Floor, 510 Burrard Street, Vancouver, British Columbia, on Wednesday, June 22, 2016 at 9:30 a.m. (PST - Vancouver time) for the following purposes:

1.

to receive the audited financial statements of the Company for the financial year ended June 30, 2015 and the audited period from July 1, 2015 to December 31, 2015(1), together with the auditor’s report thereon;

2.

to fix number of directors at four (4);

3.

to elect directors for the ensuing year;

4.

to appoint Adam Sung Kim Ltd., Chartered Professional Accountants, as the Company’s auditor for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditor;

5.

to consider and, if thought fit, to approve the Company’s New Stock Option Incentive Plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as more particularly described in the attached Information Circular at Part 3 – The Business of the Meeting – Annual Approval of Stock Option Incentive Plan; and

6.

to transact such other business as may properly come before the Meeting or any adjournments thereof. The accompanying management information circular (the “Information Circular”) provides additional information

relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.   Also accompanying this Notice are (i) Forms of Proxy or Voting Instruction Form, and (ii) Financial Statement Request Form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only shareholders of record at the close of business on May 11, 2016, will be entitled to receive notice of and vote at the Meeting.  Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy indicating your voting instructions.   A proxy  will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, 8th  Floor, 100 University Avenue, Toronto,

Ontario, M5J 2Y1 (Fax: (866) 249-7775), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof.  If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 19th day of May, 2016. BY ORDER OF THE BOARD OF DIRECTORS:

“Arun Nayyar”

ARUN NAYYAR

Chief Executive Officer

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope or to vote by telephone or using the internet in accordance with the instructions on the proxy form.  If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

NOTE:

(1)

The Company changed its fiscal year from June 30 to December 31. The period for this report is from July 1, 2014 to

December 31, 2015 (unless otherwise indicated).